COMMENTS RECEIVED ON 11/14/2018

FROM EDWARD BARTZ

FIDELITY OXFORD STREET TRUST II (File No. 811-22893)

Fidelity Commodity Strategy Central Fund

AMENDMENT NO. 11

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

Comment 1:

Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Controlled Foreign Corporation (“CFC”).

Comment 2:

Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. It is the Staff’s position that the investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Comment 3:

Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Comment 4:

Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Comment 5:

Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Comment 6:

Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.

Comment 7:

Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

R:

The fund’s wholly-owned Cayman Subsidiary is similar to the subsidiaries formed for other Fidelity funds as well as those used by competitor funds. We respond as follows to the Staff’s Comments 1-7 with respect to the CFC:

Response 1:

The fund will look through the CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the CFC level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act. See also “Response 5,” below.

Response 2:

The fund will comply with Section 15, although we note that the CFC is not a registered investment company under the 1940 Act, and is therefore not required to separately comply with the provisions of the 1940 Act. Geode Capital Management, LLC is the adviser to both the fund and the CFC. We note that the CFC’s advisory contract is between its adviser, Geode, and the CFC. This contract is not a material contract with respect to the fund’s shareholders and therefore we do not believe it needs to be filed with the fund’s registration statement.

Response 3:

As previously noted, the fund will look through the CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. The CFC has the same custodian as the fund (JPMorgan Chase Bank).

Response 4:

As disclosed under “Subsidiary Risk” in the “Principal Investment Risks” section of the fund’s prospectus, “the fund relies on a private letter ruling received by other Fidelity funds from the Internal Revenue Service with respect to its investment in the Subsidiary.”

Response 5:

The principal investment strategies and principal investment risks disclosed for the fund reflect the aggregate operations of the fund and the CFC.

Response 6:

The fund will consolidate its financial statements with the CFC’s consistent with no-action relief dated April 29, 2008 (see Fidelity’s letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008). These financial statements will be filed on Form N-CSR.

Response 7:

Consistent with the requirements of Item 3 of Form N-1A, the fees and expenses of investing in the CFC, including the CFC’s management fee, will be included in the fund’s prospectus fee table as “Acquired Fund Fees and Expenses” (“AFFE”). Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under Section 3(a) of the Investment Company Act … but for the exceptions to that definition provided for in section 3(c)(1) and 3(c)(7) of the Investment Company Act…” The CFC is exempt from the definition in Section 3(a) pursuant to Section 3(c)(7). Given this, we believe the CFC clearly falls within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE. We confirm that the CFC will designate an agent for service of process in the United States and that the CFC will agree to the examination of its books and records by the Staff.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the fund may also lend securities to broker-dealers or other institutions to earn income. When the Adviser believes that suitable commodity-linked derivative instruments are not available, or during other unusual market conditions, the Adviser may leave all or a significant portion of the fund's assets invested in cash, cash equivalents, or short-term investment-grade debt securities.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

The requested change has been made.

“Investment Details” (Part A of the Registration Statement)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain what hybrids and synthetic securities are in this paragraph.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities. Although the fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus. We note, however, that additional disclosure regarding hybrid securities is contained in the fund’s Statement of Additional Information.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risk”

“Industry Exposure. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single industry or a group of related industries, and the securities of companies in that industry or group of industries could react similarly to these or other developments. In addition, from time to time, a small number of companies may represent a large portion of a single industry or a group of related industries as a whole, and these companies can be sensitive to adverse economic, regulatory, or financial developments.”

C:

The Staff requests that we discuss the Industry Exposure in the “Principal Investment Strategies” section.

R:

The second paragraph of the disclosure under the heading “Industry Exposure” provides:

The commodities industries can be significantly affected by the level and volatility of commodity prices; the rate of commodity consumption; world events including international monetary and political developments; import controls, export controls, and worldwide competition; exploration and production spending; and tax and other government regulations and economic conditions.

This disclosure relates directly to the fund’s investment strategies discussed in the “Principal Investment Strategies” section above. As a result, we believe our existing disclosure is sufficient.